Exhibit 2.5

Execution copy

DATED	10 November	2022

COOL COMPANY LTD.

- to -

ING BANK N.V., SINGAPORE BRANCH

GUARANTEE

AND

INDEMNITY

Execution copy

CONTENTS

1	Definitions and Interpretation	1

2	Representations and Warranties	4

3	Guarantee and Indemnity	6

4	Continuing Security	6

5	Preservation of Guarantor’s Liability	6

6	Preservation of Banks’ Rights	8

7	Other Security	9

8	Covenants	9

9	Financial Information	10

10	Subordinated Obligations	11

11	Subordinated Debt	12

12	Payments	12

13	Currency	13

14	Set-Off and Lien	14

15	Appropriation	14

16	Notices	15

17	Miscellaneous	15

18	Immediate Recourse	16

19	Law and Jurisdiction	16

APPENDIX A		19

Execution copy

GUARANTEE AND INDEMNITY

Dated:  10 November             2022

BY:

(1)	COOL COMPANY LTD., an exempted company incorporated under the laws of Bermuda whose registered office is at 2nd floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM11, Bermuda (the “Guarantor”);

IN FAVOUR OF:

(2)	ING BANK N.V., SINGAPORE BRANCH, acting through its office at 1 Wallich Street, #12-01 Guoco Tower, Singapore 078881 as security trustee for and on behalf of the Finance Parties (the “Security Trustee”).

WHEREAS:-

(A)	Each of the banks identified as banks and listed in schedule 2 of the Loan Agreement (as defined below) and their transferees (together the “Banks”) has lent to the corporations listed in schedule 1 of the Loan Agreement as joint and several borrowers and obligors (together the “Borrowers”) its respective Commitment aggregating up to an amount not exceeding five hundred and twenty million Dollars (US$520,000,000) (the “Loan”) on the terms and subject to the conditions set out in a loan agreement dated 11 May 2022 (as amended and restated by the supplemental agreement dated 10 November 2022 (the “Supplemental Agreement”) and as may be further amended, restated, supplemented or otherwise modified and varied from time to time) (the “Loan Agreement”) now made between (i) the Borrowers, (ii) the Banks, (iii) ING Bank N.V., Singapore Branch as agent for the Banks (in that capacity, the “Agent”), (iv) ING Bank N.V., Singapore Branch as coordinator (in that capacity, the “Coordinator”), (v) the banks identified as original swap providers and listed in schedule 2 of the Loan Agreement and any other Swap Provider (as defined in the Loan Agreement) as swap providers (in that capacity, the “Swap Providers”) and (vi) the Security Trustee as security trustee for the Finance Parties (as defined in the Loan Agreement).

(B)	Pursuant to the Supplemental Agreement, the Borrowers have agreed, inter alia, to procure that the Guarantor execute and deliver this Guarantee and Indemnity in favour of the Security Trustee to be held by the Security Trustee on behalf of the Finance Parties pursuant to clause 11 of the Loan Agreement.

NOW THIS DEED WITNESSETH as follows:-

1	Definitions and Interpretation

1.1	In this Guarantee and Indemnity:-

1.1.1	“Affiliate” means, with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person, for which purpose “control” means the ownership of more than one half of the voting share capital (or equivalent rights of ownership) of that Person.

1.1.2	“Borrowers’ Finance Documents” means those of the Finance Documents to which the Borrowers (or any one or more of them) are or are to be a party.

1.1.3	“Borrowers’ Obligations” means all of the liabilities and obligations of the Borrowers (or any one or more of them) to any of the Finance Parties under or pursuant to the Borrowers’ Finance Documents, whether actual or contingent, present or future, and whether incurred alone or jointly or jointly and severally with any other Borrower and in whatever currency, including (without limitation) interest, commission and all other charges and expenses.

1.1.4	“Compliance Certificate” means a certificate materially in the form set out in Appendix A or in such other form as the Security Trustee may reasonably require setting out the amount of the Total Debt, Total Assets and Net Liquid Assets of the Group at the end of the applicable financial half year.

1.1.5	“Currency of Account” means, in respect of each of the Borrowers’ Obligations, the currency in which it is from time to time denominated.

1.1.6	“GAAP” means generally accepted accounting principles in the United States of America.

1.1.7	“Guarantor’s Liabilities” means all of the liabilities and obligations of the Guarantor to the Security Trustee under or pursuant to this Guarantee and Indemnity, whether actual or contingent, including (without limitation) Interest.

1.1.8	“Interest” means interest at the Default Rate.

1.1.9	“Liquid Assets” means cash, cash equivalents and marketable securities.

1.1.10	“Net Debt” means Total Debt net of Relevant Liquid Assets.

1.1.11	“Net Liquid Assets” means Liquid Assets excluding Restricted Cash or Cash Equivalents.

1.1.12	“Non-Recourse Debt” means indebtedness of any member of the Group in respect of which the recourse is limited to the specific assets which are the subject of the financing arrangement under which such indebtedness is incurred (such specific assets being “Recourse Assets”) and in respect of which there is no recourse of any person to the Guarantor or any of its assets (but excluding from the term “its assets” the Recourse Assets and any shares held by the Guarantor, directly or indirectly, of the relevant member of the Group that is the direct obligor in respect of such indebtedness).

1.1.13	“Person” means any individual or legal entity.

1.1.14	“Recourse Assets” has the meaning ascribed to such term in the definition of Non-Recourse Debt above.

1.1.15	“Relevant Liquid Assets” means Liquid Assets excluding Restricted Cash or Cash Equivalents which is not securing any component of Total Debt.

1.1.16	“Restricted Cash or Cash Equivalents” means any cash or cash equivalents which are subject to any mortgage, charge, pledge, lien, assignment, hypothecation, title retention or trust arrangement or any other arrangement or agreement (which has the effect of creating security).

1.1.17	“Subordinated Debt” means all liabilities and obligations of the Guarantor to any of its Affiliates (other than any Subsidiary) for any indebtedness, whether actual or contingent, present or future, and whether incurred alone or jointly or jointly and severally with any other and in whatever currency, including (without limitation) interest, commission and all other charges and expenses.

1.1.18	“Subordinated Obligations” means all of the liabilities and obligations of any of the Borrowers to the Guarantor or any member of the Group of any kind, whether actual or contingent, present or future, and whether incurred alone or jointly or jointly and severally with any other and in whatever currency, including (without limitation) interest, commission and all other charges and expenses.

1.1.19	“Surety” means any person (other than the Borrowers or the Guarantor) who has given or who may in the future give to any Finance Party any security, guarantee or indemnity for or in relation to the Borrowers’ Obligations.

1.1.20	“Total Assets” means the aggregate of:-

(a)	the market values of all vessels owned by members of the Group;

(b)	the market values of all other assets owned by members of the Group as agreed between the Guarantor and the Agent from time to time; and

(c)	the market values of any assets or vessels (without duplication) in relation to which a liability would fall within the definition of Total Debt,

less, in respect of each Recourse Asset, the lower of:-

(a)	the current market value of such Recourse Asset; and

(b)	the amount of the Non-Recourse Debt attributable to such Recourse Asset,

for the avoidance of doubt, Liquid Assets are not to be included in the calculation.

1.1.21	“Total Debt” means funded debt (including finance leases) with legal recourse to the Guarantor.

1.1.22	“Total Equity” means the item “Total Equity” as such term is described in the balance sheet in the Guarantor’s annual audited consolidated financial statements for the period in question.

1.2	All words and expressions defined in the Loan Agreement shall have the same meaning when used in this Guarantee and Indemnity unless the context otherwise requires; words denoting the plural number shall be deemed to include the singular, and words denoting persons shall be deemed to include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental authorities and vice versa.

1.3	References in this Guarantee and Indemnity to Clauses and Appendices are to clauses of and the appendices to this Guarantee and Indemnity; references to this Guarantee and Indemnity include its recitals, the Appendices, and references in this Guarantee and Indemnity to any document are (unless the context otherwise requires) to be interpreted as references to that document as amended, supplemented, novated or replaced from time to time.

1.4	References to any Finance Party include its successors, transferees and assignees.

1.5	References to “indebtedness” include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

1.6	The Guarantor agrees to be bound by clause 22 (Contractual Recognition of Bail-in) of the Loan Agreement as if it were a party to the Loan Agreement.

2	Representations and Warranties

The Guarantor represents and warrants to the Security Trustee at the date of this Guarantee and Indemnity and (except in the case of the representations and warranties contained in Clauses 2.6 and 2.7) at each Interest Payment Date (by reference to the facts and circumstances then pertaining) that:-

2.1	the Guarantor is a body corporate duly constituted and existing and in good standing under the laws of Bermuda with perpetual corporate existence and the power (inter alia) to sue and be sued, to own assets and to carry on business; and

2.2	all acts, conditions and things (including, without limitation, all corporate action) required to be done and performed and to have happened prior to the execution and delivery of this Guarantee and Indemnity in order to constitute this Guarantee and Indemnity the legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms have been done, performed and have happened in compliance with all applicable laws and the Guarantor has the power to enter into, perform and deliver, and has taken all necessary action to authorise the entry into, performance and delivery of this Guarantee and Indemnity and the transactions contemplated hereby; and

2.3	it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee and Indemnity that it be filed, recorded or enrolled with any governmental authority or agency in any country nor stamped with any stamp or similar transaction tax; and

2.4	all (if any) consents, licences, approvals and authorisations of or registrations with or declarations to any governmental authority, bureau or agency which may be required in connection with the execution, delivery, performance, validity, admissibility or enforceability of this Guarantee and Indemnity have been obtained and remain in full force and effect and the Guarantor is not aware of any event or circumstance which could reasonably be expected adversely to affect the right of the Guarantor to hold and/or obtain renewal of any such consents, licences, approvals or authorisations; and

2.5	this Guarantee and Indemnity when executed and delivered by the Guarantor will, subject to any general principles of law limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to the Supplemental Agreement, constitute the legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms and in entering into this Guarantee and Indemnity, the Guarantor is acting on its own account and is not in breach of any law or regulatory measure relating to “money laundering” as defined in Article 1 of the Directive (EU) 2015/849 (as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018); and

2.6	the Guarantor is not aware of any material facts or circumstances which have not been disclosed to the Agent and which might, if disclosed, have adversely affected the decision of the Banks in considering whether or not to accept the Guarantor as guarantor of the Borrowers’ Obligations in substitution of Quantum Crude Tankers Ltd and maintain the facilities under the Loan Agreement and the Swap Providers in considering whether or not to make hedging facilities available to the Borrowers; and

2.7	there is no action, suit, arbitration or administrative proceeding nor any contemplated action, suit, arbitration or administrative proceeding pending or to the knowledge of the Guarantor about to be pursued before any court, tribunal or governmental or other authority which would, or would be likely to, have a material adverse effect on the Guarantor’s business, assets or financial condition and which, in the opinion of the Agent, would be likely to prevent the Guarantor from fulfilling its obligations under or pursuant to this Guarantee and Indemnity and the other Finance Documents; and

2.8	the execution, delivery and performance of this Guarantee and Indemnity will not contravene any contractual restriction or any law binding on the Guarantor or the Articles of Incorporation, Memorandum of Association and Bye-laws or equivalent constitutional documents of the Guarantor or on all or any part of the Guarantor’s assets; and

2.9	the Guarantor is not in breach of or default in respect of any material commitment or obligation under any agreement or deed of any sort binding on it or on all or any part of its assets which would, or would be likely to, have a material adverse effect on the Guarantor’s business, assets or financial condition; and

2.10	no Event of Default has occurred and is continuing; and

2.11	the Guarantor is in compliance with all applicable tax laws (including FATCA) and regulations; and

2.12	any existing loans or advances to the Guarantor by any member of the Group or affiliates of the Group are unsecured and do not rank in priority (of payment or in any other respect) to the Guarantor’s Liabilities; and

2.13	the Guarantor has conducted its business in compliance with applicable anti-corruption and anti-bribery laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws; and

2.14	as regards Sanctions: (i) the Guarantor is not a Prohibited Person, nor is the Relevant Amount of its shares owned directly or indirectly by a Prohibited Person nor is it controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and the Guarantor does not own or control a Prohibited Person; (ii) the Guarantor is not located, resident or incorporated in a Sanctioned Country; (iii) no proceeds of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions; (iv) each of the Security Parties is in compliance with all Sanctions (provided any representations and/or warranties provided herein shall apply to the benefit of any Finance Party only to the extent that the receipt and acceptance by that Finance Party of the representation in this Clause does not result in any violation of, conflict with or liability under (a) Council Regulation (EC) 2271/1996; (b) if applicable, Council Regulation (EC) 2271/1996 of 22 November 1996 (as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) and any provisions of the Sanctions and Anti-Money Laundering Act 2018; or (c) section 7 foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 no.3 foreign trade law (AWG) (Außenwirtschaftsgesetz)) or a similar anti-boycott statute); and

2.15	the Guarantor is not aware of any Ownership Mandatory Prepayment Event that has not been notified to the Agent.

3	Guarantee and Indemnity

In consideration of, amongst other things, the agreement of the Banks to enter into the Supplemental Agreement and the several agreements of the Banks to maintain the facilities under the Loan, the Guarantor:-

3.1	irrevocably and unconditionally guarantees to the Security Trustee, as trustee for the Finance Parties, to discharge on demand the Borrowers’ Obligations, including Interest from the date of demand until the date of payment, both before and after judgment; and

3.2	agrees, as a separate and independent obligation, that, if any of the Borrowers’ Obligations are not recoverable from the Guarantor under Clause 3.1 for any reason (including, without limitation, by reason of the Borrowers’ Obligations being or becoming unenforceable, invalid, void or illegal), the Guarantor will be liable to the Security Trustee, as trustee for the other Finance Parties, as a principal debtor by way of indemnity for the same amount as that for which the Guarantor would have been liable had those Borrowers’ Obligations been recoverable and agrees to discharge its liability under this Clause 3.2 on demand together with Interest from the date of demand until the date of payment, both before and after judgment.

4	Continuing Security

This Guarantee and Indemnity is a continuing security for the full amount of the Borrowers’ Obligations from time to time and shall remain in force notwithstanding the liquidation of any of the Security Parties or any change in the constitution of any of the Security Parties or of the Security Trustee, or any other Finance Party or the absorption of or amalgamation by any Finance Party in or with any other entity or the acquisition of all or any part of the assets or undertaking of any Finance Party by any other entity.

5	Preservation of Guarantor’s Liability

5.1	Any Finance Party may without the Guarantor’s consent and without notice to the Guarantor and without in any way releasing or reducing the Guarantor’s Liabilities:-

5.1.1	amend, novate, supplement or replace all or any of the Borrowers’ Finance Documents;

5.1.2	increase or reduce the amount of the Loan (or any part thereof) or vary the terms and conditions for its repayment or prepayment (including, without limitation, the rate and/or method of calculation of interest);

5.1.3	allow to any of the Borrowers or to any other person any time or other indulgence;

5.1.4	renew, vary, release or refrain from enforcing any of the Borrowers’ Finance Documents or any other security, guarantee or indemnity which any Finance Party may now or in the future hold from any of the Borrowers or from any other person;

5.1.5	compound with any of the Borrowers or any other person;

5.1.6	enter into, renew, vary or terminate any other agreement or arrangement with any of the Borrowers or any other person; or

5.1.7	make any concession to any of the other Security Parties or do or omit or neglect to do anything which might, but for this provision, operate to release or reduce the liability of the Guarantor under this Guarantee and Indemnity.

5.2	The liability of the Guarantor under this Guarantee and Indemnity shall not be affected by:-

5.2.1	the absence of or any defective, excessive or irregular exercise of any of the powers of any of the Borrowers or of any Surety;

5.2.2	any security given or payment made to any Finance Party by the Borrowers or any other person being avoided or reduced under any law (whether English or foreign) relating to bankruptcy or insolvency or analogous circumstance in force from time to time;

5.2.3	the liquidation, administration, receivership or insolvency of the Guarantor;

5.2.4	any other security, guarantee or indemnity now or in the future held by any Finance Party being defective, void or unenforceable, or the failure of any Finance Party to take any security, guarantee or indemnity;

5.2.5	any composition, assignment or arrangement being made by any of the Security Parties with any of its creditors;

5.2.6	the novation of any of the Borrowers’ Obligations; or

5.2.7	anything which would not have released or reduced the liability of the Guarantor to the Security Trustee had the liability of the Guarantor under Clause 3.1 been as a principal debtor of the Security Trustee and not as a guarantor.

6	Preservation of Banks’ Rights

6.1	This Guarantee and Indemnity is in addition to any other security, guarantee or indemnity now or in the future held by any Finance Party in respect of the Borrowers’ Obligations, whether from the Borrowers, the Guarantor or any other person, and shall not merge with, prejudice or be prejudiced by any such security, guarantee or indemnity or any contractual or legal right of any Finance Party.

6.2	Any release, settlement, discharge or arrangement relating to the liabilities of the Guarantor under this Guarantee and Indemnity shall be conditional on no payment, assurance or security received by any Finance Party in respect of the Borrowers’ Obligations being avoided or reduced under any law (whether English or foreign) in force from time to time relating to bankruptcy, insolvency or any (in the opinion of the Security Trustee) analogous circumstance and after any such avoidance or reduction the Security Trustee shall be entitled to exercise all of its rights, powers, discretions and remedies under or pursuant to this Guarantee and Indemnity and/or any other rights, powers, discretions or remedies which they would otherwise have been entitled to exercise, as if no release, settlement, discharge or arrangement had taken place.

6.3	Following the complete discharge of the Borrowers’ Obligations, the Security Trustee shall be entitled to retain any security which it or any Finance Party may hold for the liabilities of the Guarantor under this Guarantee and Indemnity until the Security Trustee is satisfied in its discretion that it will not have to make any payment under any law referred to in Clause 6.2.

6.4	Until all claims of the Finance Parties in respect of the Borrowers’ Obligations have been discharged in full:-

6.4.1	the Guarantor shall not be entitled to participate in any security held or sums received by any Finance Party in respect of all or any part of the Borrowers’ Obligations;

6.4.2	the Guarantor shall not stand in the place of, or be subrogated for, any Finance Party in respect of any security nor take any step to enforce any claim against any of the Borrowers or any Surety (or the estate or effects of any such person) nor claim or exercise any right of set off or counterclaim against any of the Borrowers or any Surety nor make any claim in the bankruptcy or liquidation of any of the Borrowers or any Surety in respect of any sums paid by the Guarantor to any Finance Party or in respect of any sum which includes the proceeds of realisation of any security at any time held by any Finance Party in respect of all or any part of the Guarantor’s Liabilities; and

6.4.3	the Guarantor shall not take any steps to enforce any claim which it may have against any of the Borrowers or any Surety without the prior written consent of the Security Trustee, and then only on such terms and subject to such conditions as the Security Trustee may impose.

6.5	The Guarantor’s Liabilities shall be continuing for all purposes (including Interest) and every sum of money which may now or in the future be or become due or owing to any of the Finance Parties by the Borrowers (or which would have become due or owing had it not been for the bankruptcy, liquidation or insolvency of any of the Borrowers) shall be deemed to continue due and owing to that Finance Party until such sum is actually repaid to that Finance Party, notwithstanding the bankruptcy, liquidation or insolvency of any of the Borrowers.

6.6	Each Finance Party may, but shall not be obliged to, resort for their own benefit to any other means of payment at any time and in any order they think fit without releasing or reducing the Guarantor’s Liabilities.

6.7	The Security Trustee may enforce this Guarantee and Indemnity either before or after resorting to any other means of payment and, in the latter case, without entitling the Guarantor to any benefit from or share in any such other means of payment for so long as the Borrowers’ Obligations have not been discharged in full.

7	Other Security

The Guarantor confirms that it has not taken and will not take without the prior written consent of the Security Trustee (and then only on such terms and subject to such conditions as the Security Trustee may impose) any security from any of the Borrowers or from any Surety in connection with this Guarantee and Indemnity and any security taken by the Guarantor notwithstanding this Clause shall be held by the Guarantor in trust for the Security Trustee absolutely to be held by the Security Trustee on the terms and subject to the conditions of clause 11 of the Loan Agreement as a continuing security for the Guarantor’s Liabilities.

8	Covenants

8.1	The Guarantor covenants with the Security Trustee that it will not without the Agent’s prior written consent at any time after the occurrence and during the continuation of any Event of Default or at any time when the Guarantor is not in compliance with the financial covenants set out at Clause 8.2, pay or declare any dividends or other distributions to shareholders.

8.2	The Guarantor covenants with the Security Trustee that:-

8.2.1	at all times during the Facility Period the ratio of Net Debt to Total Assets of the Group will not exceed 0.7:1; and

8.2.2	at all times during the Facility Period the minimum level of Net Liquid Assets maintained in the Group will not fall below an amount equal to the aggregate of:-

(a)	six (6) months’ scheduled principal (excluding balloon payments) and interest (or its equivalent) on the outstanding funded debt of members of the Group; and

(b)	two hundred thousand Dollars ($200,000) in respect of each vessel owned by members of the Group; and

8.2.3	the Total Equity shall not fall below two hundred million Dollars ($200,000,000).

8.3	Except for in relation to (a) Non-Recourse Debt and (b) the $570 million facility agreement dated 17 February 2022 between, amongst others, Nordea Bank ABP, filial i Norge as agent and the Guarantor as borrower, the Guarantor covenants with the Security Trustee that it will not allow members of the Group to grant other lenders to the Group financial covenants on the Guarantor which are more onerous for the Group than those contained in this Guarantee and Indemnity, unless this Guarantee and Indemnity (and any other necessary Finance Documents) is amended, within sixty (60) days of doing so, so as to grant the Banks and the Swap Providers (and the Security Trustee on their respective behalves) the same financial covenants.

8.4	The Guarantor agrees with the terms of clause 15.4 of the Loan Agreement and irrevocably and unconditionally authorises the Agent to execute any Transfer Certificate on its behalf as contemplated by clause 15.5 of the Loan Agreement.

8.5	The Guarantor agrees to comply with the terms of clause 12.17 of the Loan Agreement and each of the Guarantor and the Security Trustee agree that the terms of clauses 12.18, 16.8 and 23 of the Loan Agreement shall apply to this Guarantee and Indemnity, mutatis mutandis.

8.6	The Guarantor undertakes to inform the Security Trustee as soon as reasonably practicable of the occurrence of any Ownership Mandatory Prepayment Event.

8.7	The Guarantor has reviewed the terms of clauses 11.25, 15 and 20 of the Loan Agreement and confirms and agrees that each Finance Party may disclose Confidential Information in respect to the Guarantor in accordance with the terms of those clauses of the Loan Agreement. Further, the Guarantor agrees to sign any Confidentiality Agreement signed by any proposed recipient of Confidential Information as referred to and required by clause 20.4 of the Loan Agreement.

9	Financial Information

The Guarantor will deliver to the Security Trustee:-

9.1	a copy of the Group’s audited consolidated annual report and accounts, containing, inter alia, the Group’s consolidated profit and loss account for, and balance sheet at the end of, each accounting year of the Group ending during the Facility Period, prepared in each case in accordance with GAAP consistently applied, and audited by a well-known and reputable firm of chartered accountants (or equivalent) in each case within one hundred and twenty (120) days of the end of the accounting year to which they relate;

9.2	within ninety (90) days of the end of each calendar quarter a copy of the Group’s unaudited quarterly consolidated financial statements in respect of the preceding quarter (other than any quarter ending on 31 December of each fiscal year during the Facility Period which do not need to be provided);

9.3	on a semi-annual basis a Compliance Certificate (which will include calculations of the financial covenants set out at Clause 8.2 and a report which shows the market value of all vessels in the Group) each such Compliance Certificate to be provided within ninety (90) days of the end of each financial half-year of the Group (other than any financial half-year ending on 31 December of each fiscal year during the Facility Period, in which case, such Compliance Certificate will be delivered within one hundred and twenty (120) days of the end of such financial half-year); and

9.4	such other information in respect of the Group as may be reasonably requested by the Security Trustee.

10	Subordinated Obligations

10.1	The Guarantor agrees that, following the occurrence and during the continuation of an Event of Default, it will not, nor will it permit any member of the Group to, without the prior written consent of the Security Trustee:-

10.1.1	demand or accept discharge (whether directly or from any third party) or accelerate payment of any of the Subordinated Obligations;

10.1.2	demand, accept or claim any guarantee, indemnity or Encumbrance from any person in respect of any of the Subordinated Obligations;

10.1.3	create or permit to exist any Encumbrance over, or otherwise dispose of, any of the Subordinated Obligations; or

10.1.4	claim or exercise any right of set off or counterclaim against the Subordinated Obligations in respect of any liability now or in the future due or owing by the Guarantor or any member of the Group, as the case may be, to any of the Borrowers.

10.2	The Guarantor agrees that, if any of the Borrowers becomes subject to a winding up order or is wound up voluntarily:-

10.2.1	the Guarantor will (promptly on request of the Agent but not otherwise) prove in the winding up of that Borrower in respect of the Subordinated Obligations and/or realise any security which (notwithstanding Clause 10.1.2) the Guarantor may hold in respect of any of the Subordinated Obligations; and

10.2.2	the Guarantor will hold on trust for and immediately pay to the Security Trustee on behalf of the other Finance Parties in reduction of the Borrowers’ Obligations the amount of any distributions received or amounts set off by the Guarantor in respect of any of the Subordinated Obligations or received by the Guarantor from any guarantee, indemnity or Encumbrance which (notwithstanding Clause 10.1.2) the Guarantor may then hold for or in respect of any of the Subordinated Obligations; and

10.2.3	the Guarantor will ensure that no member of the Group proves in the winding up of any of the Borrowers in respect of the Subordinated Obligations and/or realises any security which (notwithstanding Clause 10.1.2) such member of the Group may hold for or in respect of any of the Subordinated Obligations.

10.3	The Guarantor agrees that, if the Guarantor fails, when required by the Agent to do so pursuant to Clause 10.2.1, to prove in the winding up of any of the Borrowers, any Finance Party may prove in that winding up in the name and on behalf of the Guarantor.

10.4	The Guarantor agrees that if, notwithstanding Clause 10.1, the Guarantor or any member of the Group receives any payment or distribution in respect of or on account of the Subordinated Obligations (including, without limitation, any proceeds of any guarantee, indemnity or Encumbrance held by the Guarantor or any member of the Group in respect of any of the Subordinated Obligations) at any time following the occurrence and during the continuation of an Event of Default the Guarantor will, and/or will cause the relevant member of the Group to, hold that amount or distribution on trust for the Security Trustee for application towards reduction of the Borrowers’ Obligations. If any of the Borrowers’ Obligations is discharged by set off (notwithstanding Clause 10.1.4) the Guarantor will, and/or will cause the relevant member of the Group to, immediately pay an amount equal to the amount discharged to the Security Trustee for application towards reduction of the Borrowers’ Obligations.

10.5	The obligations of the Guarantor and the rights of each of the Finance Parties under this Clause shall not be affected by any fluctuations in the amount of the Borrowers’ Obligations.

11	Subordinated Debt

11.1	Except as specifically provided in Clause 11.3, the Subordinated Debt shall be subordinate and subject in right of payment to the full and final payment to the Finance Parties of the Indebtedness and all indebtedness to other non-affiliated lenders and the discharge in full of the Guarantor’s Liabilities and the Guarantor shall not make, by set off or in any other manner, any payment of the whole or any part of the Subordinated Debt, unless and until all of the Indebtedness and all indebtedness to other non-affiliated lenders shall have been fully and irrevocably repaid.

11.2	The Guarantor covenants that the Subordinated Debt is, and shall at all times throughout the Facility Period remain, unsecured. The Guarantor further undertakes that until the Indebtedness is repaid in full and the Guarantor’s Liabilities have been discharged, the Guarantor will not grant any Encumbrance or provide any other security for repayment of the Subordinated Debt.

11.3	Subject to no Event of Default continuing and the Guarantor being in compliance with the financial covenants set out at Clause 8.2, the Guarantor may pay accrued interest on, or make scheduled repayments of the principal of, the Subordinated Debt. The Guarantor covenants with the Security Trustee that it will not without the Agent’s prior written consent at any time after the occurrence and during the continuation of any Event of Default or at any time when the Guarantor is not in compliance with the financial covenants set out at Clause 8.2 pay accrued interest on, or repay the principal of, the Subordinated Debt.

11.4	The Guarantor covenants that throughout the Facility Period it will not agree to the amendment of any document relating to the Subordinated Debt in any manner which would adversely affect the subordination of the Subordinated Debt effected by this Clause.

12	Payments

12.1	All moneys payable under this Guarantee and Indemnity shall be paid to such accounts at such banks as the Security Trustee may from time to time direct to the Guarantor in the Currency of Account in same day funds for immediate value. Payments shall be deemed to have been received by the Security Trustee on the date on which the Security Trustee receives duly authenticated advice of receipt unless that advice is received by the Security Trustee on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Security Trustee in its discretion considers that it is impossible or impracticable for the Security Trustee to utilise the moneys received for value that same day, in which event those moneys shall be deemed to have been received by the Security Trustee on the next Business Day following the date of receipt of advice by the Security Trustee.

12.2	All payments to be made by the Guarantor pursuant to this Guarantee and Indemnity shall, subject only to Clauses 8.5 and 12.3, be made free and clear of and without deduction for or on account of any Taxes or other deductions, withholdings, restrictions or conditions of any nature, and payments to be made hereunder shall be calculated and made without (and free and clear of any deduction for) set-off or counterclaim and the Guarantor will not claim any equity in respect of any payment due from it to the Security Trustee under or in relation to this Guarantee and Indemnity. If at any time any law requires (or is interpreted to require) the Guarantor to make any deduction or withholding from any payment, the Guarantor will simultaneously with making that payment pay to the Security Trustee, except in respect to any FATCA Deduction, whatever additional amount (taking into account any additional Taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, each Finance Party receives a net sum equal to the sum which they would have received had no deduction or withholding been made.

12.3	If at any time the Guarantor is required by law to make any deduction or withholding from any payment to be made by the Guarantor pursuant to this Guarantee and Indemnity, the Guarantor shall promptly notify the Security Trustee and will pay the full amount required to be deducted or withheld to the relevant authority within the time allowed for such payment under the applicable law and will, no later than the earlier of thirty (30) days after making that payment and the date of receipt, deliver to the Security Trustee an original receipt issued by the relevant authority evidencing the payment to that authority of all amounts required to be deducted or withheld. If the Guarantor pays any additional amount under this Guarantee and Indemnity and a Finance Party subsequently receives a refund or allowance from any tax authority which that Finance Party identifies as being referable to that increased amount so paid by the Guarantor, that Finance Party shall, as soon as reasonably practicable, pay to the Guarantor an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the relevant deduction or withholding not been required to have been made. Nothing in this Clause shall be interpreted as imposing any obligation on any Finance Party to apply for any refund or allowance nor as restricting in any way the manner in which any Finance Party organises its tax affairs, nor as imposing on any Finance Party any obligation to disclose to the Guarantor any information regarding its tax affairs or tax computations.

13	Currency

13.1	The Guarantor’s liability under this Guarantee and Indemnity is to discharge the Borrowers’ Obligations in the Currency of Account.

13.2	If at any time the Security Trustee receives any payment by or on behalf of the Guarantor in a currency other than the Currency of Account, that payment shall take effect as a payment to the Security Trustee of the amount in the Currency of Account which the Security Trustee is able to purchase (after deduction of any relevant costs) with the amount of the payment so received in accordance with its usual practice.

13.3	To the extent that any payment to any Finance Party (whether by the Guarantor or any other person and whether under any judgment or court order or otherwise) in a currency other than the Currency of Account shall on actual conversion into the Currency of Account fall short of the relevant liability of the Borrowers expressed in the Currency of Account then the Guarantor as a separate and independent obligation will indemnify the Security Trustee as trustee for the Finance Parties against such shortfall.

14	Set-Off and Lien

14.1	The Guarantor irrevocably authorises the Finance Parties at any time following the occurrence and during the continuation of an Event of Default to set off without notice any liability of the Guarantor to any of the Finance Parties (whether present or future) against any credit balance from time to time standing on any of the Guarantor’s accounts (whether current or otherwise and whether or not subject to notice) with any Finance Party in or towards satisfaction of the Borrowers’ Obligations and/or the Guarantor’s Liabilities and, in the name of that Finance Party or the Guarantor, to do all such acts and execute all such documents as may be required to effect such application.

14.2	Following the occurrence and during the continuation of an Event of Default, the Finance Parties shall have a lien on and be entitled to retain and realise as additional security for the Guarantor’s Liabilities any cheques, drafts, bills, notes or negotiable or non-negotiable instruments and any stocks, shares or marketable or other securities and property of all kinds of the Guarantor (or of any Finance Party as agent or nominee of the Guarantor) from time to time held by the Security Trustee, the Agent, any Swap Provider or that Bank whether for safe custody or otherwise.

14.3	The Guarantor irrevocably authorises the Finance Parties at any time following the occurrence and during the continuation of an Event of Default to use the whole or any part of any credit balance from time to time standing on any of the Guarantor’s accounts with any Bank or any Swap Provider to purchase the Currency of Account as if it were a receipt in accordance with Clause 13.

14.4	Notwithstanding any term to the contrary in relation to any deposit or credit balance on any account of the Guarantor with any Finance Party, following the occurrence and during the continuation of an Event of Default no such deposit or credit balance shall be repayable by that Finance Party to the Guarantor until the Guarantor’s Liabilities have been discharged in full.

15	Appropriation

15.1	Subject to Clause 15.2, all sums received by the Security Trustee pursuant to this Guarantee and Indemnity shall be applied in accordance with clause 14.3 of the Loan Agreement.

15.2	The Security Trustee may place any money received by it under this Guarantee and Indemnity to the credit of an interest bearing suspense account on such terms and subject to such conditions as it may in its sole and absolute discretion determine for so long as it thinks fit without any obligation in the meantime to apply such money in or towards discharge of any of the Borrowers’ Obligations and, notwithstanding such payment, the Finance Parties may claim against the Borrowers or any Surety or prove in the bankruptcy, liquidation or insolvency of any of the Borrowers or any Surety for the whole of the Borrowers’ Obligations at the date of the Security Trustee’s demand for payment pursuant to this Guarantee and Indemnity, together with Interest and all commission, charges and expenses accruing subsequently.

16	Notices

The provisions of clause 17 of the Loan Agreement shall (mutatis mutandis) apply to communications between the Security Trustee and the Guarantor as if they were set out in full in this Guarantee and Indemnity and as if references to the Borrowers were references to the Guarantor.

17	Miscellaneous

17.1	The Guarantor agrees that it is, and will throughout the Facility Period remain, a principal debtor in respect of the Guarantor’s Liabilities and not a surety for any Surety.

17.2	No failure or delay on the part of the Security Trustee in exercising any right, power, discretion or remedy under this Guarantee and Indemnity nor any actual or alleged course of dealing between any Finance Party and the Guarantor shall operate as a waiver thereof nor shall any single or partial exercise by any Finance Party of any such right, power, discretion or remedy preclude any other or further exercise thereof or the exercise by any Finance Party of any other right, power, discretion or remedy.

17.3	The rights and remedies expressly provided by this Guarantee and Indemnity are cumulative and not exclusive of any rights or remedies which any Finance Party would otherwise have. If at any time one or more of the provisions of this Guarantee and Indemnity becomes invalid, illegal or unenforceable in any respect, that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions of this Guarantee and Indemnity shall not be affected or impaired in any way.

17.4	This Guarantee and Indemnity shall be binding on the Guarantor and its successors and permitted assignees and transferees, and shall inure to the benefit of the Security Trustee and each other Finance Party and their respective successors, transferees and assignees. The Guarantor may not assign nor transfer any of its rights (if any) or obligations under or pursuant to this Guarantee and Indemnity without the prior written consent of the Security Trustee.

17.5	If any provision of this Guarantee and Indemnity shall be deemed invalid or unenforceable in whole or in part by reason of any present or future law or any decision of any court, or if the documents at any time held by or on behalf of the Finance Parties be deemed by the Banks or any Swap Provider for any reason insufficient to carry out the terms of this Guarantee and Indemnity, then from time to time the Guarantor will promptly, on demand by the Agent, execute or procure the execution of such further documents as in the reasonable opinion of the Agent are necessary to provide an adequate guarantee and indemnity for the Borrowers’ Obligations.

17.6	Any certificate or statement signed by an authorised signatory of the Agent purporting to show the amount of the Indebtedness or of the Borrowers’ Obligations or of the Guarantor’s Liabilities (or any part of any of them) or any other amount referred to in any of the Finance Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Guarantor of that amount.

17.7	The representations and warranties on the part of the Guarantor contained in this Guarantee and Indemnity shall survive the execution of this Guarantee and Indemnity.

17.8	This Guarantee and Indemnity may be executed in any number of counterparts each of which shall be original but which shall together constitute one and the same instrument.

17.9	Interest will be payable both before and after judgment on a daily basis and on the basis of a 360 day year and compounded at such intervals as the Agent shall in its discretion determine.

17.10	This Guarantee and Indemnity constitutes the entire agreement between the Finance Parties and the Guarantor in relation to the subject matter hereof and no amendment or variation of the terms of this Guarantee and Indemnity shall be valid unless in writing signed by the Guarantor and the Security Trustee.

17.11	The Finance Parties may continue the account(s) of the Borrowers or open one or more new accounts for the Borrowers notwithstanding any demand under this Guarantee and Indemnity and the Guarantor’s liability at the date of demand shall not be released or affected by any subsequent payment into or out of any account of any of the Borrowers with any Finance Party.

17.12	The headings used in this Guarantee and Indemnity are for the purpose of reference only, have no legal or other significance and shall be ignored in the interpretation of this Guarantee and Indemnity.

17.13	Notwithstanding the provisions of the Contracts (Rights of Third Parties) Act 1999, no term of this Guarantee and Indemnity is enforceable by a person who is not a party to it, except for any other Finance Party.

18	Immediate Recourse

The Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including, without limitation, commencing any proceedings under any Finance Document or enforcing any Security Document) before claiming or commencing proceedings under this Guarantee and Indemnity. This waiver applies irrespective of any law or provision of a Finance Document to the contrary.

19	Law and Jurisdiction

19.1	This Guarantee and Indemnity and any non-contractual obligations arising out of or in connection with it shall in all respects be governed by and construed in accordance with the law of England.

19.2	For the exclusive benefit of the Security Trustee, the Guarantor irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which (i) may arise out of or in connection with this Guarantee and Indemnity or (ii) relating to any non-contractual obligations arising from or in connection with this Guarantee and Indemnity and that any suit, action or proceedings arising out of or in connection with this Guarantee and Indemnity may be brought in those courts PROVIDED THAT nothing contained in this Clause shall limit the right of the Security Trustee to take any suit, action or proceedings against the Guarantor in any other court of competent jurisdiction nor shall the taking of any suit, action or proceedings against the Guarantor in one or more jurisdictions preclude the taking of any suit, action or proceedings in any other jurisdiction, whether concurrently or not.

19.3	The Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any suit, action or proceedings in any such court as is referred to in Clause 19.2 and any claim that such suit, action or proceedings has been brought in an inconvenient or inappropriate forum and irrevocably agrees that a judgment in any such suit, action or proceedings brought in any such court shall be conclusive and binding on the Guarantor and may be enforced in the courts of any other jurisdiction.

19.4	The Guarantor irrevocably agrees that any writ, notice, judgment or other legal process shall be sufficiently served on it if addressed to the Guarantor and sent by post (return receipt requested) to the Address for Service.

Execution copy

IN WITNESS of which the Guarantor has executed and delivered this Guarantee and Indemnity as a deed the day and year first before written.

SIGNED and DELIVERED		/s/ Ben Orchard
as a DEED		signature
by
for and on behalf of
COOL COMPANY LTD.		BEN ORCHARD
in the presence of:		print name

signature
of witness	/s/ Sian Sanders

name	SIAN SANDERS
print name of witness

address	INCE GORDON DADDS
ALDGATE TOWER, 2 LEMAN STREET
LONDON
E1 8QN

SIGNED and DELIVERED		/s/ Margaret Wong /s/ Yeo Chai Wee
as a DEED		signature
by
for and on behalf of		Margaret Wong	Yeo Chai Wee
ING BANK N.V., SINGAPORE		Vice President	Manager
BRANCH		print name
in the presence of:

signature
of witness	/s/ Jaden Toh

name	Jaden Toh Assistant Manager
print name of witness

address	ING Bank N.V., Singapore Branch
1 Wallich Street
#12-01 Guoco Tower
Singapore 078881

APPENDIX A

COMPLIANCE CERTIFICATE

COOL COMPANY LTD.

Dear Sirs,

We refer to one or more secured loan facility agreements and a guarantee and indemnity made between (amongst others) ourselves and yourselves. Words and phrases defined in the agreement or the guarantee (unless otherwise defined in this Compliance Certificate) have the same meaning when used in this Compliance Certificate.

The undersigned hereby certifies that as of [date] (the “Calculation Date”) the status of the covenants contained in the guarantee are as follows:

1	The ratio of Net Debt to Total Assets of the Group does NOT exceed 0.7/1.00

2	The Net Liquid Assets of the Guarantor and its Subsidiaries on a consolidated basis are maintained in an amount at least equal to the sum of:

(A)	Six (6) months scheduled principal (excluding balloon payments) and interest (or its equivalent) on the outstanding funded debt of members of the Group; AND

(B)	Two hundred thousand Dollars ($200,000) in respect of each vessel owned by members of the Group.

3	The Total Equity of the Guarantor and its Subsidiaries on a consolidated basis at the end of any financial year is at least two hundred million Dollars (US$200,000,000).

In addition, please note that the undersigned further certifies that as of the date of this Compliance Certificate that no Event of Default has occurred and is continuing.

The following figures and calculations demonstrate the Group’s continued compliance with its financial covenants as set out above:

1.	Net Debt to Total Assets Ratio:

The Ratio of Net Debt to Total Assets shall be no greater than 0.7/1.00

A.	The total of all actual liabilities of members of the Group in respect of funded debt (including finance leases) with legal recourse to the Guarantor (as per the consolidated balance sheet of the Group dated [date])

= Total Debt		$X,XXX,XXX

LESS
i.	the amount of Relevant Liquid Assets	$X,XXX,XXX

= Net Debt		$X,XXX,XXX

Divided by:

B.	The total of:

i.	the market values of all vessels owned by members of the Group	$X,XXX,XXX

ii.	(if proposed by Guarantor) the market values of all other assets owned by members of the Group	$X,XXX,XXX

iii.	the market values of any assets or vessels (without duplication) in relation to which a liability would fall within the definition of Total Debt	$X,XXX,XXX

LESS

(in respect of Recourse Assets) the lower of

i.	the current market value of Recourse Assets; AND	$X,XXX,XXX
ii.	the amount of Non-Recourse Debt attributable to such Recourse Assets	$X,XXX,XXX

Total Assets		$X,XXX,XXX

Ratio:

2.	Minimum Liquidity

Net Liquid Assets has not fallen below an amount equal to the aggregate of:

The sum of:

i.	six months’ scheduled principal (excluding balloon payments) and interest (or its equivalent) on the outstanding funded debt of members of the Group	Principal Interest	$X,XXX,XXX $X,XXX,XXX

+
ii.	$200,000 in respect of each vessel owned by the members of the Group (number of vessels multiplied by $200,000)		$X,XXX,XXX

	=	Minimum Liquidity:	$X,XXX,XXX

		Net Liquid Assets:	$X,XXX,XXX

3.	Total Equity

Total Equity has not fallen below US$200,000,000

The Total Equity as shown in the annual audited consolidated balance sheet of the Group as of [date]:	$X,XXX,XXX

COOL COMPANY LTD.